Exhibit 100.3

NICE Actimize Recognized as a “Most Promising Cloud Banking
Solution Provider for 2017” by Banking CIO Outlook

The recognition cited NICE Actimize’s Anti-money Laundering and Fraud Essentials cloud solutions as key to its inclusion

Hoboken, NJ – April 27, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, has been recognized in Banking CIO Outlook Magazine’s 2017 list of the “Top 10 Most Promising Cloud Banking Solutions Providers.”  The companies selected for the Top 10 list were chosen for their innovation and ability to provide customers with cost-savings and operational advantages through cloud-based offerings.

The Banking CIO Outlook 2017 Cloud Banking Top10 list, included in the publication’s April issue, was determined by members of its editorial board after evaluation of such facets as the company’s experience, industry recognition, and market presence. The profile for NICE Actimize noted that as an award winning, innovative technology leader with a strong heritage in financial crime and compliance enterprise solutions, the company has moved that expertise to the cloud – packaging its solutions in such a way that all sizes and types of financial services organizations may quickly accomplish their operational objectives.

The recognition also cited NICE Actimize’s Anti-money Laundering and Fraud Essentials Cloud solutions as particularly key to its inclusion on this list, noting that the company is making it possible for a range of firms, from credit unions and community banks to mid-sized financial services organizations, to manage the demands of regulatory compliance by moving critical financial crime solutions to the cloud.

“By leveraging its experience in financial crime solutions gained from more than a decade of providing anti-money laundering  and fraud solutions to the world’s largest banks, NICE Actimize created cloud-based versions of those solutions built on the principles of software-as-service models,” said James Robertson, Managing Editor of Banking CIO Outlook. “We showcased NICE Actimize because it continues to innovate on behalf of its customers, leading the way with cloud solutions that address new markets while providing security and reduced deployment costs.”

“NICE Actimize is honored to be recognized by Banking CIO Review’s editorial board for our leadership in cloud solutions addressing financial crime and compliance,” said Joe Friscia, President, NICE Actimize. “Regulators and regulation will not drive down the cost of financial crime prevention for us, it’s the industry that needs to create the efficiencies to do so. One key way to do this is by innovation and leading the way with cloud-based applications that meet specific operational and compliance requirements.”

For the full feature story profile, please visit the Banking CIO Outlook website here.

About Banking CIO Outlook
Banking CIO Outlook is a magazine published from Fremont, California, that helps professionals access information regarding the trends, opinions and relevant discussions pertaining to challenges faced by the Banking Industry. Through nominations and consultations with industry leaders, its editors choose the best in the banking domain. Banking CIO Outlook’s February Edition is an annual listing of Top 10 Banking Analytics Solution Providers. For more info: http://www.bankingciooutlook.com/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.